EXHIBIT 99.4

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“ NI 52-110 ”) of the Canadian securities administrators requires the Audit Committee of the Board to meet certain requirements. It also requires the Company to disclose in this Circular certain information regarding the Audit Committee. That information is disclosed below.

Overview

The Company does not have a separately-designated standing Audit Committee. The entire Board of Directors performs the functions of an Audit Committee. The Board approves the selection of the Company’s independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the Board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of the Company’s internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

The Audit Committee’s Charter

The Board has adopted a Charter for the Audit Committee which sets out the Committee’s mandate, organization, powers and responsibilities. The Charter is attached as an Exhibit to this Form 10-K.

Composition of the Audit Committee

We do not have a separately-designated standing Audit Committee. The entire Board of Directors, which currently consists of a single member, performs the functions of an Audit Committee.

The following table sets out the names of the members of the Audit Committee and whether they are officers or employees, ‘independent’ or ‘financially literate’.

Name of Member	Officer or Employee	Independent (1)	Financially Literate (2)

Robert Gardner	President and CEO	No	Yes

(1) To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2) To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

· an understanding of the accounting principles used by the Company to prepare its financial statements;

· the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

· experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

· an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Robert Gardner	B.A., Cambridge University (1961); LLB, Cambridge University (1962); MA, Cambridge University (1965); LLM, Cambridge University (1995)	Former officer and director of, and investor in, various energy and mineral exploration companies and, as such, he has reviewed and analyzed numerous financial statements.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Exemptions in NI 52-110 regarding
De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

1. the exemption in section 2.4 ( De Minimis Non-audit Services ) of NI 52-110 (which exempts all non-audit services provided by the Company’s auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Company, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit); or

2. an exemption from the requirements of NI 52-110, in whole or in part, granted by a securities regulator under Part 8 ( Exemptions ) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years.

Financial Year Ending August 31	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
2013	$4,000	$0	$1,700	$0
2012	$5,000	$0	$0	$0

(1)  The aggregate fees billed for audit services.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3) The aggregate fees billed for tax compliance, tax advice, and tax planning services. These services involved the preparation of an annual tax return to be filed with the U.S. Internal Revenue Service.

(4) The aggregate fees billed for professional services other than those listed in the other three columns.

Reliance on Exemptions in NI 52-110 regarding
Audit Committee Composition & Reporting Obligations

Since the Company was a Venture Issuer at the end of its last financial year, it relies on the exemption contained in section 6.1 of NI 52-110 from the requirements of Part 3 Composition of the Audit Committee (as described in ‘Composition of the Audit Committee’ above) and Part 5 Reporting Obligations of NI 52-110 (which requires certain prescribed disclosure about the Audit Committee in the Company’s Annual Information Form, if any).

Complaints

The Audit Committee has not, at this time, established a written ‘Whistleblower Policy.’ The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The Audit Committee has established a written ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.